Exhibit 99.1
Submission of Audit Report (Orange Life Insurance)

On March 11, 2020, Shinhan Financial Group submitted an Audit Report of Orange Life Insurance, our wholly owned life insurance subsidiary, to the Financial Supervisory Service and the Korea Exchange of the Republic of Korea.